

Mail Stop 4631

February 9, 2017

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re:** **ATI Modular Technology Corporation**
> **Amendment No. 6 to Registration Statement on Form 10-12G**
> **Filed February 2, 2017**

Dear Mr. Perkins:

We have reviewed your filings and have the following comments.

Amendment 6 to Registration Statement on Form 10-12G filed February 2, 2017

Item 1. General Description of Business, page 4

1. Your statement here that you believe that you are not a shell company contradicts the disclosure under the Going Concern section on page 12 characterizing yourself as a shell company. Please revise and advise.

Notes to the Financial Statements

Revenue Recognition, page 46

2. We note your response to comment 8 of our letter dated December 13, 2016. Your Modular Services Agreement is with AmericaTowne, your majority and controlling shareholder. The agreement, as set forth in Exhibit 10.4, indicates that ATI Modular shall provide the research, development, training and modular technology in a manner deemed commercially acceptable by AmericaTowne based on its commercially reasonable requirement, plans and specification, which shall be agreed upon in advance of any substantial and material construction (collectively referred to as the "Services"). Please ensure your response addresses each following:

    • Please provide us with sufficiently detailed information that supports how you fulfilled your obligations under each element underlying these Services. In this regard, please provide us with a comprehensive analysis of how you considered the guidance of ASC 605-25 in determining whether you have multiple elements and how you should account for these elements;

- Clarify how AmericaTowne confirmed to you that your research, development, training and modular technology was provided in a manner deemed commercially acceptable by AmericaTowne. Please provide any documentation in this regard;

- We note that although you recorded $125,000 of revenue related to this agreement for the year ended June 30, 2016 and the three months ended September 30, 2016, you have not recognized any costs associated with providing these services. If you continue to believe you have fulfilled your obligations for each of the Service elements, please provide us with sufficiently detail information that demonstrates, for each period in which you recognized revenue related to this contract, how and when you provided such services, including the identification of your personnel that provided such services and the nature of the related costs incurred for each period; and,

- Provide a rollfoward of the accounts receivable and cash collections from AmericaTowne related to this contract.

3. We note your response to comment 9 of our letter dated December 13, 2016. We note that your Sales and Support Services Agreement is with Yilaime, an entity controlled by your sole director and officer and that you recorded $250,000 of revenue related to this agreement during the three months ended September 30, 2016. You indicate that this revenue relates to providing Yilaime the exclusive right to provide services. Please address the following:

- With reference to ASC 605-50-01.b and ASC 605-50-45-12 as well as the specific terms of this agreement as set forth in Exhibit 10.3, tell us how you determined that it was appropriate to recognize revenue under this agreement. Based on its terms, it appears that you are the customer and Yilaime is your vendor and that any payments received from Yilaime should be deferred and recognized as a reduction of the marketing, sponsorship, partner, supplier, sales and support services costs provided by Yilaime ("Yilaime Services"). Please advise; and,

- Please clarify if you have received any payments under this contract, and if so, quantify the amounts received and indicate when they were received.

Pushdown Accounting and Goodwill, page 45

4. We note your response to comment 10 of our letter dated December 13, 2016. Based on the guidance of ASC 805-10-55-4, it appears that you determined that your only input was intellectual property. Please confirm. Please provide additional information regarding the processes that were part of the acquired entity. Please tell us the specific processes and how application of these processes can create outputs.

5. Please tell us what consideration you gave as to whether an intangible asset related to intellectual property should be recorded in accounting for the business combination pursuant to ASC 805-20-25-10.

6. You note that the goodwill of the Chief Executive Officer, intellectual property, plan and processes resulted in agreements with three customers. It appears that two of these customers are AmericaTowne, your majority and controlling shareholder, and Yilaime, which is controlled by your sole director and officer. Please identify the third customer and whether they are a related party. We also note that your Chief Executive Officer and Chief Financial Officer is Alton Perkins, who is also the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary of AmericaTowne, Inc. Exhibit 4.2 appears to indicate that Joseph Arcaro was the President of GREI at the time of the transaction on June 2, 2016. Given that you refer to the goodwill of the Chief Executive Officer, it is not clear if Joseph Arcaro continues to work for the new entity in another capacity or if any other employees from the acquired entity continue to work for you. Please advise.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-3691if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Anthony R. Paesano, Esq.